SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K/A

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended July, 2011

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate  by check mark  whether the  registrant  files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        |X|          Form 40-F
     ---------------               ----------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby  furnishing  the  information to the
Commission  pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
     1934.

Yes                            No        |X|
      ---------------           ----------------

press release

15 July, 2011

BP ANNOUNCES ENHANCED DRILLING
STANDARDS IN THE GULF OF MEXICO

HOUSTON - BP Exploration & Production Inc. (BPXP) will implement a new set of deepwater oil and gas drilling standards for its operations in the US Gulf of Mexico, demonstrating the company's commitment to safe and reliable operations.

The announcement was made in a letter to the director of the U.S. Bureau of Ocean Energy Management, Regulation and Enforcement (BOEMRE), Michael Bromwich.

The voluntary performance standards go beyond existing regulatory obligations and reflect the company's determination to apply lessons it learned from the Deepwater Horizon accident and subsequent oil spill.

"BP's commitment in the wake of the Deepwater Horizon incident is not only to restore the economic and environmental conditions among the affected areas of the Gulf Coast, but also to apply what we have learned to improve the way we operate," said BP group chief executive Bob Dudley. "We believe the commitments we have outlined today will promote greater levels of safety and preparedness in deepwater drilling."

The foundations for these new voluntary standards for BP's Gulf of Mexico deepwater drilling operations have been developed since the Deepwater Horizon incident and through the lessons learned. BP is now making these standards public and will begin to implement them into its operations in the Gulf of Mexico.

The new voluntary standards are:

1.
BPXP will use, and will require its contractors involved in drilling operations to use, subsea blowout preventers (BOPs) equipped with no fewer than two blind shear rams and a casing shear ram on all drilling rigs under contract to BPXP for deepwater service operating in dynamic position mode. With respect to moored drilling rigs under contract to BPXP for deepwater drilling service using subsea BOPs, the subsea BOP will be equipped with two shear rams, which will include at least one blind shear ram and either an additional blind shear ram or a casing shear ram.

2.
Each time a subsea BOP from a moored or dynamically-positioned drilling rig is brought to the surface and testing and maintenance on the BOP are conducted, BPXP will require that a third party verify that the testing and maintenance of the BOP were performed in accordance with manufacturer recommendations and industry recommended practice (API RP 53).

3.
BPXP will require that laboratory testing of cement slurries for primary cementing of casing and exposed hydrocarbon-bearing zones relating to drilling operations of deepwater wells be conducted or witnessed by a BPXP engineer competent to evaluate such laboratory testing, or a competent third party independent of the cement provider. BPXP will provide laboratory results to the applicable BOEMRE field office within a reasonable period of time.

4.
BPXP's Oil Spill Response Plan (OSRP) will include information about enhanced measures for responding to a spill in open water, near-shore response and shoreline spill response based on lessons learned from the Deepwater Horizon oil spill.

"BP is adopting these voluntary actions as part of its commitment to safe and reliable operations, and to help rebuild trust in the company following last year's accident and oil spill," said James Dupree, BP regional president, Gulf of Mexico. "BP is the largest lease holder in the deepwater Gulf of Mexico and we intend to be a significant business presence here for a long time to come. We look forward to implementing these best practices and sharing what we've learned."

In addition to these four voluntary performance standards, BP has also implemented several actions that demonstrate commitment to excellence within its operations. These include:

●	Establishing a real-time drilling operations center in Houston.
●	Assessing and increasing well control competencies.
●	Collaboration with groups like Clean Gulf Associates and Marine Spill Response Corporation to augment and enhance industry response technology and capabilities.
●	Support of the Marine Well Containment Company with containment knowledge, equipment and staff.
●
Sharing the company's experience in simultaneous operations, which incorporated the unprecedented use of remotely operated vehicles and close quarters management of marine response vessels and activities.

●	Collaboration with BOEMRE, the Ocean Energy Safety Advisory Committee, the Center for Offshore Safety and others in a joint technology program focusing on BOP systems.

BP is focused on implementing these new voluntary standards in the Gulf of Mexico and expects to share information on these standards with regulators and operators in other countries as part of its ongoing sharing of lessons learned.

Notes to editors:

●	A copy of BPXP's letter to BOEMRE can be seen at: http://www.bp.com/liveassets/bp_internet/globalbp/STAGING/global_assets/downloads/A/BP_Commitments_Letter.pdf

Further information:

BP press office London: +44 20 7496 4708, bppress@bp.com
BP press office Houston: +1 281 366 4463, uspress@bp.com

- ENDS -

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 15 July 2011

/s/ D. J. PEARL
...............................
D. J. PEARL
Deputy Company Secretary